EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Video Transcript
EXHIBIT E: Certificate of Incorporation and Amendments Thereto
EXHIBIT F: Bylaws

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 28 2025



StorEn Technologies Inc.

Up to $3,602,931.68 of Class B Common Stock

StorEn Technologies Inc. ("StorEn", the "Company," "we," "us", "Issuer" or "our"), is offering a minimum amount of **$20,006.06** (the "**Target Offering Amount**") and up to a maximum amount of **$3,602,931.68** (the "**Maximum Offering Amount**") of Class B Common Stock of the Company (the "**Securities**" or singularly the "**Security**") at a price of **$7.12** per Security (collectively, the "**Offering**"). The Target Offering Amount and Maximum Offering Amount include the investor transaction fee total of three percent (3.0%) for all investments in the Offering (the "**Investor Transaction Fee**". Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The Offering is being conducted on a best-efforts basis and the Company must reach its Target Offering Amount by February 1, 2026 (the "**Target Date**").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after February 1, 2026. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $968.04, which includes a $28.20 Investor Transaction Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$939.84	$79.89	$859.95
Investor Transaction Fee (4)	$28.20	$2.40	$25.80
Target Offering Amount (5)	$20,006.06	$1,700.52	$18,305.54
Maximum Offering Amount	$3,602,931.68	$306,249.19	$3,296,682.49

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $40,000 payment and a $12,000 monthly maintenance and marketing services fee, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor the Investor Transaction Fee. The Investor Transaction Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each Investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Transaction. The Intermediary receives commissions on the Investor Transaction Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Company Overview

StorEn Technologies ("StorEn" or the "Company") develops evolutionary energy storage systems based on both vanadium flow batteries and LiFePO4 batteries. Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, and now headquartered in New York City, with a subsidiary in Bologna Italy, we're building upon the demonstrated strengths of non-flammable batteries to revolutionize the world of residential and industrial energy suppliers.

Our batteries are designed to deliver superior performance at a lower cost, and fulfill market demand for more efficient and cost-effective energy storage. StorEn takes what vanadium batteries already promise - durability and sturdiness -

and uses extensive R&D to focus on improving the electrical efficiency of the stack, the energy density of the electrolyte and the electrical systems to reduce costs. In parallel, we are developing a LiFePO4 battery solution leveraging proprietary technology that eliminates fire risks, ensuring maximum safety and reliability.

Through these processes, we create efficient powerful cost-effective products which have led to four US patent applications and 2 new provisional patent applications. All IP rights have been transferred to StorEn and we are the sole owner and beneficiary of the technology.

The Company was originally incorporated on January 3, 2017 in Delaware. The Company is headquartered at 48 Wall Street Suite 1100, New York NY, 10005. The Company's website is www.storen.tech. The Company also has a wholly-owned subsidiary in Bologna, Italy. This entity provides research and development for the Company.

A full description of our products, services and business plan can be found on the Company's investor website page at https://invest.storen.tech (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

Business Model Summary

1. Value Proposition

- Main Product: Advanced batteries for residential energy storage, ideal for homes using photovoltaic or other renewable energy sources.

- Customer Benefits:
  a. Reduced energy bills: Stores excess energy during the day to use it at night.
  b. Sustainability: Reduces carbon footprint through the use of renewable energy.
  c. Energy reliability: Backup power during outages or network failures.
  d. Energy independence: Greater control over energy use and management.

2. Customer Segments

- Residential Customers:
  a. Homeowners with solar panels looking for energy storage solutions.
  b. Homeowners in areas with frequent power outages or remote locations.
  c. Eco-conscious consumers wanting to reduce their reliance on the grid.

- Renewable Energy Companies:
  Solar panel installers who can integrate batteries into their packages.

- Emerging Markets:
  Countries with energy shortages or grid issues where batteries can solve the lack of constant electricity access.

3. Channels

- Direct Sales:
  a. Official website with integrated e-commerce for direct battery sales.
  b. Presence at energy and solar industry trade shows.

- Partners:
  a. Collaborations with solar panel installation companies.
  b. Distribution through electronics stores, solar equipment retailers.
  c. Marketing and Advertising:
  d. Social media campaigns, educational content on how batteries can reduce energy costs and promote sustainable energy.

4. <u>Customer Relationships</u>

- After-Sales Support: Technical support for installation, maintenance, and battery optimization.
- Customer Loyalty: Offer annual maintenance packages, software updates for batteries to improve efficiency.
- Education: Consulting programs to educate customers on energy efficiency and how to choose the best battery system for their needs.

5. <u>Revenue Streams</u>

- Direct Sales: Revenue from the sale of batteries and related components.
- Installation Services: Earnings from certified professionals installing the batteries.
- Maintenance Contracts: Payment for services related to battery maintenance and management.
- Financing and Leasing: Offer financing options for customers who cannot pay the full amount for the batteries upfront.

6. <u>Key Activities</u>

- Research and Development: Continuous innovation to improve battery efficiency, capacity, and longevity. Explore more affordable and safe lithium or graphene-based battery solutions.
- Production: Set up an in-house manufacturing line or partner with third-party factories to produce high-quality batteries.
- Marketing and Distribution: Build brand awareness through digital and traditional marketing campaigns, including energy-saving education.
- Supply Chain Management: Sourcing and procurement of high-quality materials like lithium, cobalt, nickel, etc.

7. <u>Key Resources</u>

- Technology and Intellectual Property: Patents on innovative battery solutions, software for energy management.
- Manufacturing Facilities: Factory or agreements with third-party producers for battery manufacturing and assembly.
- Expert Team: Engineers specializing in energy technologies, supply chain managers, and marketing professionals.
- Distribution Network and Partners: Relationships with energy distributors, solar panel companies, and certified installers.

8. <u>Key Partners</u>

- Raw Material Suppliers: Companies that supply lithium, cobalt, graphene, and other essential materials for battery production.
- Solar Installation Companies: Strategic partnerships to sell and install batteries alongside photovoltaic systems.
- Certification and Safety Organizations: Ensure batteries meet all safety standards and regulations.
- Government Entities and Utilities: Collaborations with local governments to promote sustainable technologies through tax incentives or subsidies.

9. <u>Cost Structure</u>

- Production Costs: Purchase of raw materials, costs related to battery manufacturing, and production line management.
- Research and Development Costs: Investments in new technologies, prototypes, and product testing.
- Marketing and Sales: Expenses for advertising campaigns, website management, e-commerce, and sales services.
- After-Sales Support Costs: Technical support, maintenance, and post-sales services.
- Administrative Costs: Managing the company structure, salaries, overhead costs.

10. Sustainability and Social Impact

- Circular Economy: Recycling old batteries and reusing resources to produce new batteries.
- Environmental Impact: Reduce CO_2 emissions by offering a long-term renewable energy solution and reducing reliance on non-renewable energy sources.

Competitors

There are a number of companies that have recently started designing and building Vanadium Flow Batteries. Our closest competitor is Invinity Energy based in Vancouver Canada. Invinity is a collaboration of two companies that were merged together in 2020, RedT, headquartered in Scotland, and Avalon Energy, based in Vancouver, BC. Invinity offers large-scale energy storage systems ranging from 300KW to multi-megawatt systems.

A second vanadium flow battery manufacturer is Largo, Inc. Largo is a Canadian mining company that offers energy storage as part of its portfolio of products. The Largo system is designed for megawatt-scale energy storage applications.

Our systems are designed for smaller applications such as residential use and industrial microgrid applications.

The above companies focus on large grid-scale batteries for grid storage. To the best of our knowledge, we are the only company making smaller vanadium flow batteries for industrial and residential applications.

In the residential space, our largest competitor is Tesla. Tesla presently has approximately 62% market share. Also, lithium batteries are the only technology presently available for residential battery systems. We plan to upset this space with our technically advanced, longer-lasting system that is not lithium-based.

Industry

We will be entering a number of industries with our technology. First, we will offer energy storage systems used by industrial customers such as electric utility companies and telecommunications service providers. The electric power grid operates based on a delicate balance between supply (generation) and demand (consumer use). One way to help balance fluctuations in electricity supply and demand is to store electricity during periods of relatively high production and low demand, then release it back to the electric power grid during periods of lower production or higher demand.

We will also be offering a system designed exclusively for residential installations. The residential market is growing exponentially and our battery will compete directly with lithium-based systems that today, are the only solution available.

Energy Storage Systems (ESS) have proven to provide economic, reliability and environmental benefits to utility power providers. Depending on the extent to which it is deployed, electricity storage could help the utility grid operate more efficiently, reduce the likelihood of brownouts during peak demand, and allow for more renewable resources to be build and used. We believe StorEn's systems are a perfect match for solving these issues.

Current Stage

Vanadium chemistry:

The heart of a vanadium flow battery is the cell stack. The cell stack is the "engine" of a flow battery and is where the electrochemical reactions occur. The result of these reactions is the generation of electrical power.

We believe Storen Technologies has developed the most advanced cell stack in the industry. We have, and continue to develop, proprietary and patented technology that will allow us to build a system that is smaller, yet more powerful than any other vanadium flow battery. We are now building cell stacks in limited quantity for full system testing.
We are working to finalize the design of our residential battery system and are beginning to build our first units for outdoor installation. The system will supply 30KWh of energy storage and deliver 7.5KW of power split phase. In 2023, we built an industrial system delivered to a power generator manufacturer , and successfully tested the system in June 2024.

LiFePO4 Chemistry:
Storen has developed a disruptive, Patent Pending solution that shields LiFePO4 cells, effectively preventing fires. This Thermal Protection System (TPS) utilizes materials used by NASA and SpaceX to shield space capsules during atmospheric reentry.

LiFePO4 cells, in the event of damage, do not produce open flames but rather a smoldering reaction without flames. When combined with Storen's TPS solution, they ensure maximum safety in the event of a thermal runaway. In contrast, all other lithium chemistries, including the one used by Tesla, are prone to explosions and fires, making them highly risky for residential use. Storen aims to commercialize TPS modules across all high-security professional sectors.

Other Information:
Storen has a local development team in Bologna Italy, located in in the middle of the Motor Valley where the most prestigious super car manufacturers such as Ferrari, Maserati, Lamborghini, and Ducati are based.

Our plan is to offer our first systems to our investor community first. We have started an Investor Purchase Program called the V5 Club. To date, we have over 400 of our investors who have indicated their desire to participate in this program.

In January 2025, we moved the Company's headquarters to the financial district in New York City, creating the network for a future IPO.

Future Roadmap

At StorEn Technologies, we are committed to revolutionizing the energy storage market with our cutting-edge battery technology. Our strategic roadmap outlines our key milestones for the future, driving innovation, expanding production, and positioning StorEn as a global leader in sustainable energy solutions.

Phase 1: Scaling Up Production (2025-2026)

1. Establishment of a manufacturing facility to enable mass production of ESS and batteries.

2. Optimization of production processes to reduce costs and enhance efficiency.

3. Expansion of our supply chain network to secure raw materials and ensure production scalability.

4. Strengthening our presence in key markets such as North America, Europe, and Asia.

Phase 2: Strategic Partnerships & Market Expansion (2025-2027)

1. Forming strategic alliances with companies, solar panel manufacturers, and industrial energy suppliers to integrate our batteries into a broader range of applications.

2. Collaborating with smart grid and microgrid solution providers to create comprehensive energy management systems.

3. Engaging with governmental and institutional entities to participate in clean energy initiatives and infrastructure projects.

4. Expanding our subsidiary operations in Bologna, Italy, to support the European market and increase global reach.

Phase 3: IPO & Global Leadership (2025-2026)

1. Preparing for an Initial Public Offering (IPO) on the NASDAQ to raise capital for further expansion and innovation.

2. Strengthening our intellectual property portfolio with new patents and technological advancements.

3. Investing in next-generation battery technology, including research into alternative chemistry and enhanced energy density solutions.

4, Expanding into emerging markets with high energy storage demand, including developing countries and off-grid solutions.

5. Establishing StorEn as a recognized leader in the renewable energy storage sector, setting new industry standards for performance and sustainability.

Through this roadmap, StorEn Technologies aims to drive the transition to a more sustainable and energy-efficient future, providing cutting-edge storage solutions for both residential and industrial applications. Our journey is just beginning, and we are excited to shape the future of energy together with our partners and stakeholders.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus Shares:

Funded Investment Amount Received By:*	*Class B Common Stock Bonus shares*
[5th day from Launch], 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	30%
[15th day from Launch], 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	15%
[31st day from Launch], 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	10%
Summer bonus [from 23th August to 20th October], 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day	30%

*For purposes of this table, Funded Investment Amount means the aggregate of funded investments from an Investor during the specified time period.

Large Investor Bonus Shares:

Funded Investment Amount*:	*Class B Common Stock Bonus shares*
$5,000.00 to $9,999.99	10%
$10,000.00 to $14,999.99	15%
$15,000 and above	50%

*For purposes of this table, Funded Investment Amount means the aggregate of funded investments from an Investor.

For the sake of clarity, all Perks may be stacked together. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks.

<h1 style="text-align:center">DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS</h1>

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name: Angelo D'Anzi
Current Role: CEO and CTO
Positions Held with the Issuer:
- **Position:** Chairman, CEO and CTO
- **Service Dates:** 01/2017 – Present; CEO since 12/2024
- **Responsibilities:** Chairman of the Board, CEO and Chief Technology Officer roles

Other Business Experience (Past Three Years):
- **Employer:** Arco FC Srl
  Affiliate or Subsidiary of Issuer: Yes
  Title: CEO
  Service Dates: 01/1999 to Present
  Responsibilities: CEO

Name: Peter Albert Koley
Current Role: Member of the Board
Positions Held with the Issuer:
- **Position:** Member of the Board
- **Service Dates:** 01/2025 - Present
- **Responsibilities:** Board oversight

Other Business Experience (Past Three Years):
- **Employer:** MSM Management Limited
  Affiliate or Subsidiary of Issuer: No
  Title: CEO
  Service Dates: 11/2018 - Present
  Responsibilities: CEO

Name: John Thomas Davis
Current Role: Member of the Board
Positions Held with the Issuer:
- **Position:** Member of the Board
- **Service Dates:** 01/2025 - Current
- **Responsibilities:** Board oversight

Other Business Experience (Past Three Years):
- **Employer:** Storen Technologies
  Affiliate or Subsidiary of Issuer: Yes
  Title: Director of Business Development
  Service Dates: 01/2021 - 01/2022
  Responsibilities: Business Development
  Title: CEO
  Service Dates: 05/2022 -12/2024
  Responsibilities: CEO

- **Employer:** Arco Technologies, Inc.
  Affiliate or Subsidiary of Issuer: Yes
  Title: Chief Strategy Officer
  Service Dates: 06/2023 - Present
  Responsibilities: Business Development and Strategic Development

Name: Davide Biggi
Current Role: Chief Financial Officer and Treasurer
Positions Held with the Issuer:
- **Position:** Chief Financial Officer and Treasurer
- **Service Dates:** 07/2022 - Present
- **Responsibilities:** Company accounting, tax filings and financial reporting.

Other Business Experience (Past Three Years):
- **Employer:** Arco FC
  Affiliate or Subsidiary of Issuer: Yes
  Title: Accounting Manager
  Service Dates: 04/2019 - Present
  Responsibilities: Company Accounting Services

- **Employer:** SEMI Sri
  Affiliate or Subsidiary of Issuer: No
  Title: CFO
  Service Dates: 04/2020 - Present
  Responsibilities: Chief Financial Officer

- **Employer:** Seanet Group
  Affiliate or Subsidiary of Issuer: No
  Title: Administrative and Financial Officer
  Service Dates: 02/2015 - Present
  Responsibilities: Financial and Bookkeeping

Name: Gabriele Colombo
Current Role: Secretary
Positions Held with the Issuer:
- **Position:** Co-Founder, Secretary, Advisor to the Board
- **Service Dates:** 01/2017 - Present
- **Responsibilities:** Company's Secretary.

Other Business Experience (Past Three Years):
- **Employer:** Leonardo Hispania S.A.
  Affiliate or Subsidiary of Issuer: No
  Title: VP Head of Line Business
  Service Dates: 02/2019 - Present
Responsibilities: General Management

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for the Securities, and there may never be one. As a result, if you decide to sell the Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed

Even if the maximum amount is raised in the Offering, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought in this Offering, it will have to find other sources of funding for its plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

A substantial majority of the Company is owned by the Company's CEO and estate of a former CEO and they will exercise voting control.

Prior to the Offering, the Company's CEO, Angelo D'Anzi, and the estate of the Company's former CEO, Carlos Bovers, beneficially own a substantial majority of the voting shares of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, these stockholders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These stockholders may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these stockholders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:

As with all investments in securities, if you sell the Securities (Class B Common Stock), you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Class

B Common Stock for you (and many brokers refuse to hold non-public securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:

Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Any Valuation at This Stage Is Difficult to Assess

Any valuation at this stage is difficult to assess. The Company has set the price of the Securities in this Offering at $7.12 per share, plus a 3% Investor Transaction Fee. The Investor Transaction Fee is intended to offset transaction costs and though this Investor Transaction Fee is counted towards the amount the Company is seeking to raise under the Offering and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including the Investor Transaction Fee will increase our valuation for which you are paying for Securities in our Company accordingly. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes

The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Relating to Our Business and Our Industry

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have demonstrated our technology with a fully-operational prototype for our vanadium flow battery. Despite having received our first order for commercial vanadium flow batteries, delays and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

We face significant market competition

We will compete with larger, established companies who currently have products that may be in competition with ours. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are an early stage company and have not yet generated any profits

Storen Technologies Inc. was formed in 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. StorEn Technologies Inc. has incurred a net loss and has had little revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and little revenue. If you are investing in the Company, it's because you think that the Company's products are a good idea and that the team will be able to successfully market and sell its products. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has applied for four patent applications, filed two provisional patents and possesses significant trade secrets. Invention Assignment Agreements are in place to assign full title to the patents to Storen. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our patents and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our patents could prevent us from enforcing them

Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of the Securities.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products can be affected by outside Federal and state government regulation such as laws and regulations, and subsidies relating to renewable energy. The laws and regulations concerning the selling of our products may be subject to change and may affect demand for our vanadium flow batteries or Life. At such point the Company may no longer want to sell certain of its products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Risks Relating to Regulation of our Business and Industry

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, Investors will be entitled only to that post-Offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation CF may not have the benefit of such professional investors, which may pose a risk to your investment.

We may never have an operational product or service

It is possible that there may never be an operational energy storage developer or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders and/or creditors.

Minority Holder; Securities with No Voting Rights

The Securities, Class B Common Stock, that an Investor is buying in the Offering have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this Offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Securities we are offering now, the Company will (possibly) need to raise more funds in the future, and if it is not successful, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet the Target Offering Amount for this Offering, we may request that Dealmaker instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on management's assumption that our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Angelo D'Anzi	3,300,000	Class A Common Stock	51.58%
The Estate of Carlo Brovero	1,500,000	Class A Common Stock	23.45%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Common Stock*
Final amount sold: $1,374,075
Number of Securities Sold: 215,708
Use of proceeds: Operational Expenses
Date: April 30, 2023
Offering exemption relied upon: Regulation CF
*Subsequently converted into Class B Common Stock in 2025.

Type of security sold: Common Stock*
Final amount sold: $923,431
Number of Securities Sold: 150,403
Use of proceeds: Operational Expenses
Date: November 4, 2024
Offering exemption relied upon: Regulation CF
*Subsequently converted into Class B Common Stock in 2025.

Type of security sold: Class B Common Stock
Final amount sold: $281,796*
Number of Securities Sold: 79,156
Use of proceeds: Operational Expenses
Date: Various dates between February 4, 2025 and March 10, 2025
Offering exemption relied upon: Regulation D/Regulation S
*This private offering remains ongoing.

THE COMPANY'S SECURITIES

The Company's Securities

The Company has authorized Class A Common Stock and Class B Common Stock. As part of the Offering, the Company will be offering up to 491,291 shares of Class B Common Stock.

Securities Class Information for Current Regulation CF Offering

Class B Common Stock
The number of shares of authorized Class B Common Stock is 81,000,000 with a total of 2,231,033 shares of Class B Common Stock outstanding.

> **Voting Rights**
> The Class B Common Stock do not have voting rights.
>
> **Material Rights**
> Except for voting rights, the Class B Common Stock and Class A Common Stock have the same rights and preferences, including regarding dividends and liquidation preferences.

What it means to be a minority holder
As a minority holder of Class B Common Stock, with no voting rights, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Securities Class Information for Other Authorized Securities

Class A Common Stock
The number of Class A Common Stock authorized is 19,000,000 with a total of 6,397,857 shares of Class A Common Stock outstanding.

Voting Rights
The Class A Common Stock have voting rights.

Material Rights
Except for voting rights, the Class B Common Stock and Class A Common Stock have the same rights and preferences, including regarding dividends and liquidation preference.

How the rights of these securities will affect the rights of the securities sold in the Regulation CF offering
Class A Common Stock carries the right to influence the corporate decisions of the Company while Class B Common Stock does not carry any voting rights.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that an investor will own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

VALUATION

Pre-Money Valuation: $61,429,701

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Form C. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Form C.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was $110,989 compared to $50,303 in fiscal year 2023. For 2024, revenue came from two customers, related party Arco Tech Srl for the provision of services and Fontana Systems for the sale of a Deletrcik VRB Flow Battery System (40KW, 200KWhr 20ft. container).

Cost of Sales

Cost of Sales for fiscal year 2024 was $270,000 compared to $43,143 in fiscal year 2023. We supplied systems for the sale of a Deletrcik VRB Flow Battery System (40KW, 200KWhr 20ft. container).

Gross Margins

Gross margins for fiscal year 2024 were $-159,011 compared to $-7,160 in fiscal year 2023.

Expenses

Expenses for fiscal year 2024 were $1,454,262 compared to $1,901,707 in fiscal year 2023. We decreased general costs, especially costs associated with warehouse space, personnel, and R&D.

Historical results and cash flows:

In 2023 and 2024, the Company continued to primarily operate in the pre-production stage and pre-revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through equity investments.

Our goal is to begin manufacturing both residential and industrial battery systems in the second quarter 2025. To date, our company has focused on finalizing the industrialization of our unique battery system with 2 models, one for indoor installation and the second for outdoor installation. We believe we will be the first company to build and sell a vanadium flow battery for the residential market.

Liquidity and Capital Resources

As of March 14, 2025, the Company has approximately $200,000 in cash held in checking and savings accounts. Additionally, the Company has no material debts to third parties. The Company expects to sell existing products to finance its continuing research and development activities.

The Company does not anticipate any material capital expenditures.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements
N/A

DEBT:

The Company has the following outstanding debt:

Type of Loan: Shareholder

Principal Amount Outstanding: $20,000

Interest Rate: 9%

Security: None

Maturity Date: February 2026

RELATED PARTY TRANSACTIONS

Name of Person: Angelo D'Anzi

Relationship to Company: CEO and CTO

Nature/ amount of interest in the transaction: Over the period from 2017 to 2022, the Company accrued debt in the amount of $188,138.00 in back salary to our founder and CTO. This debt was salary that at the time could not be paid due to lack of funds and the need to focus our capital directly in the operations of the company. This debt was considered on the books as a non-interest loan. In 2023, the loan was paid in full. Additionally, an additional accrual of $127,500 was made to account for unpaid compensation to Mr. D'Anzi for the year 2024.

Name of Entity: Arco Tech Srl

Names of 20% owners: Angelo D Anzi

Relationship to Company: Vendor, Engineering Services Contractor

Nature/ amount of interest in the transaction: Arco Technologies, located in Bologna Italy, is an Engineering Service Provider to StorEn Technologies. Arco Technologies, which specializes in fuel cell design is periodically contracted to perform design services, testing services, manufacturing services, and European sales and support services for StorEn Technologies. StorEn Technologies also utilized the physical building in Bologna and has equipment and engineering personnel permanently located at this facility. In 2023, StorEn Technologies loaned Arco Technologies $200,000 to purchase manufacturing related equipment that is used by both Arco Technologies and StorEn Technologies. Ownership of the equipment remained with Arco (Italy based). The loan was offset in January 2025 against amounts owed by the Company to Arco for the provision of engineering services.

Name of Entity: Arco Tech Srl

Names of 20% owners: Angelo D Anzi

Relationship to Company: Engineering Contract Company

Nature/ amount of interest in the transaction: Arco Technologies, located in Bologna Italy is a design and development partner with StorEn Technologies. StorEn Technologies, on occasion hires Arco Technologies for design, development, manufacturing, and software development services. In 2023, we entered into a services agreement with Arco Technologies at a cost of $209,000. The services were satisfactorily performed and the invoices were paid in full.

Name of Entity: Arco Fuel Cells Srl

Names of 20% owners: Angelo D Anzi

Relationship to Company: Engineering Contract Company

On April 26, 2022, the Company and related party Arco Fuel Cells Srl entered into a Product Design Service Agreement ("Original Arco PO") to be retroactively effective as from April 1, 2022. Said agreement required a set of deliverables to be completed no later than August 23, 2022. Total cost for the services was set in $300,000. On August 24, 2022 the Original Arco PO expired and the Company and Arco FC Srl entered into a new Product Design Service Agreement ("Current Arco PO"). Said agreement requires a set of deliverables to be completed no later than August 23, 2025. Total cost for the services is set in $300,000. No expense or accruals relating to these agreements have been recognized in 2024.

Additionally, the Company uses a physical warehouse in Italy, which is provided free of charge by related party Arco Fuel Cells Srl.

Name of Person: John Davis

Relationship to Company: Director and Former CEO

Nature/ amount of interest in the transaction: Pursuant to the Company's former CEO, John Davis, stepping down from his position on December 12, 2024, the Company agreed to pay him an aggregate sum of $112,050 during 2025 relating to unpaid compensation ($109,250) and unpaid health insurance reimbursement ($2,800). A corresponding payable was accrued at year end 2024 and is included in the "other current payables" item. As of the date of this Form C, the outstanding amounts have yet to be paid.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Offering Amount Raise	Percentage of Proceeds for a Target Offering Amount Raise	Allocation of Proceeds for a Maximum Offering Amount Raise	Percentage of Proceeds for a Maximum Offering Amount Raise
Intermediary Fees*	$1,701	8.5%	$306,249	8.5%
Employment(1)	$6,224	31.11%	$1,120,872	31.11%
Operation(2)	$5,492	27.45%	$989,005	27.45%
Inventory(3)	$6,590	32.94%	$1,186,806	32.94%
Total	$20,006+	100%	$3,602,932+	100%

+These figures are rounded to the nearest whole dollar.

*In addition to the eight percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $40,000 payment and a $12,000 monthly fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor who invests in the Offering an Investor Transaction Fee of three percent (3.0%) of the Investor's investment amount, which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used for employment salaries and benefits for a 2 year period based on the current number of employees and contractors.

(2) These proceeds will be used for the core activities related to the production, management, and delivery of goods and services. This includes supply chain management, logistics, process optimization, quality control, resource allocation, and day-to-day operational execution to ensure efficiency and effectiveness.

(3) These proceeds will be used to purchase inventory as the Company continues to expand and grow its business.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the Company or its officers or directors.

Neither the Company nor its officers or directors, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Progress Updates

Updates regarding the Issuer's progress towards meeting its target amount can be found at invest.storen.tech.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

None

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.storen.tech.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at invest.storen.tech, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its Target Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at invest.storen.tech, as required by Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.